[redacted]

U

SECURITIES A[illegible] 08032853 [illegible]N

Washington, D.C. 20549

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Annual Audited Report Form X-17A-5 Part III FACING PAGE	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8 - 32129

REPORT FOR THE PERIOD BEGINNING 7/01/07 AND ENDING 6/30/08
MM/DD/YY M/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PROCESSED
NOV 13 2008
THOMSON REUTERS

Official Use Only

Roth Capital Partners, LLC

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section
SEP 09 2008
Washington, DC
101

24 Corporate Plaza, Suite 200
(No. and Street)

Newport Beach,	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon J. Roth 949-720-5774
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Drive	Costa Mesa,	California	92626
(Address)	City	State	Zip Code

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Gordon J. Roth, Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Roth Capital Partners, LLC (the "Company") as of June 30, 2008, and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.

PRISCILLA KASTNER
Commission # 1788789
Notary Public - California
Orange County
MyComm. Expires Jan 13, 2012

Priscilla Kastner

Notary Public

Signature

CFO

Title

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Consolidated Statement of Financial Condition.
(x)	(c)	Consolidated Statement of Income.
(x)	(d)	Consolidated Statement of Cash Flows.
(x)	(e)	Consolidated Statement of Changes in Member's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors.
(x)		Notes to Financial Statements (Not applicable.)
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable, exempt under Rule 15c3-3(k)(2)(ii), see Footnote 11 to the accompanying financial statements.)
(x)	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable, exempt under Rule 15c3-3(k)(2)(ii), see Footnote 11 to the accompanying financial statements.)
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

8-15407

ROTH CAPITAL PARTNERS, LLC

(SEC I.D. No. 8-32129)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2008,
INDEPENDENT AUDITORS' REPORT,
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Roth Capital Partners, LLC:

We have audited the accompanying consolidated statement of financial condition of Roth Capital Partners, LLC and subsidiaries (the "Company") as of June 30, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the financial statements include investment securities valued at $9.2 million (27.2% of total assets) whose fair value has been estimated by the Company in absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, the Company's estimated values may differ significantly from the values that would have been used had a ready market existed for these securities, and the differences could be material.

Deloitte & Touche LLP

August 19, 2008

ROTH CAPITAL PARTNERS, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$ 5,749,780
RECEIVABLE FROM CLEARING BROKERS	3,633,853
TRADE RECEIVABLES — Net of allowance of $17,289 (Note 3)	2,155,994
SECURITIES OWNED (Note 2):	
Marketable — at market value (including $190,054 securing payables to employees)	10,845,576
Not readily marketable — at estimated fair value (including $3,018,884 securing payables to employees)	9,212,315
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost — less accumulated depreciation and amortization of $4,670,987	812,275
NOTES RECEIVABLE (Note 3)	503,804
OTHER ASSETS	983,280
TOTAL	$33,896,877

LIABILITIES AND MEMBERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 3,803,379
SALARIES, COMMISSIONS, AND BONUSES PAYABLE	4,631,242
PAYABLES TO EMPLOYEES FOR SECURITIES OWNED	3,208,908
SECURITIES SOLD BUT NOT YET PURCHASED — At market value	480,506
Total liabilities	12,124,035
MEMBERS' EQUITY	21,772,842
TOTAL	$33,896,877

See notes to consolidated financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Roth Capital Partners, LLC (the "Company"), a California limited liability company, was formed on February 2, 2001. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), and all securities transactions for the accounts of the Company and its customers are cleared by another broker/dealer on a fully disclosed basis.

Prior to June 30, 2008, the Company had significant control over various limited liability companies (LLCs). The accompanying consolidated financial statement included the investment in these LLCs, which the Company utilized to invest, with other outside investors, in various hedge funds and private equity funds. The Company had between 10% and 45% ownership. On June 30, 2008, the Company distributed as a noncash dividend the LLCs to the members in the amount of $3,076,173 (the carrying value of the various LLCs). As of June 30, 2008, the Company no longer holds such investments in the various LLCs.

Also, included in the Company's accompanying consolidated financial statement are the results of a wholly owned affiliate, BTG Investments LLC (BTG), which is solely engaged in principal investment activities. All intercompany transactions and balances have been eliminated in consolidation.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46(R), *Consolidation of Variable Interest Entities (revised December 2003) — an interpretation of ARB No. 51*, which requires the Company to consolidate certain variable interest entities for which it is the primary beneficiary. The Company provided 100% of Eudaimonia Asset Management, LLC's (EAM) initial capital for a 49% ownership interest. EAM is engaged in investment advisory services for managed accounts. The Company had a preferential distribution right up to its initial investment of $2,500,000 as well as an exposure to losses in excess of its pro rata share of EAM's losses. On May 15, 2008, the Company distributed as a noncash dividend, the remaining value of it's investment in EAM to the members in the amount of $380,000.

Basis of Presentation — The consolidated statement of financial condition of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Securities Transactions — Securities transactions are recorded on a trade-date basis. Gains and losses are recorded on a specific identification basis.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash balances maintained at banks, $4,517,506 in money market accounts, with a weighted-average yield of approximately 2.12% and a six-month certificate of deposit totaling $1,022,736 with a yield of 4% maturing on September 2, 2008.

Of the total cash and cash equivalents described in the previous paragraph, $1,240,672 is maintained at high-quality institutions that is insured by the Federal Deposit Insurance Corporation. At June 30, 2008, the Company had approximately $1,035,341 on deposit in excess of the federally insured limit of $100,000 per institution.

Securities Owned and Securities Sold but not yet Purchased — Marketable securities owned and securities sold but not yet purchased are comprised of common stock and are valued at current market prices. Securities not readily marketable consist of partnership interests, notes and common stock of private companies, and warrants that are exchangeable into investment securities that cannot be publicly offered or sold, unless registration has been effected under the Securities Act of 1933 or cannot be currently sold because of other arrangements, restrictions, or conditions applicable to the securities. For the warrants, to the extent the underlying stock value exceeds the exercise price of the warrants, the warrants are valued as the difference of the underlying stock price and exercise price, which is then discounted for the period of time the warrants are not exercisable or for the restrictive nature of the underlying common stock. Other securities not readily marketable are valued at fair value by management based on their intimate knowledge of the market and the security. Because of the inherent uncertainty of the valuations, those estimated market values may differ from values that would have been used had a ready market for the securities existed, and the differences could be material.

The Company invests in securities sold but not yet purchased to reduce its exposure to market risk and to enhance its investment opportunities.

Long-Lived Assets — As required by FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. No impairment loss was recorded for the year ended June 30, 2008.

Depreciation and Amortization — Depreciation and amortization are provided for using the straight-line method over estimated useful lives as follows:

Furniture and equipment	Five years
Leasehold improvements	Lesser of useful life or the term of the lease

Intangible Assets — The Company reviews intangible assets (value of internet domain name) for impairment in accordance with FASB Statement No. 142, *Goodwill and Other Intangible Assets*, and FASB Statement No. 144. Internet domain name is amortized over the useful life of 60 months.

Fair Value of Financial Instruments — Substantially, all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximates fair value.

Recently Issued Accounting Pronouncements — In July 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.* FIN No. 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Upon adoption, the cumulative effect of applying the recognition and measurement provisions of FIN No. 48, if any, shall be reflected as an adjustment to the opening balance of the Company's net income.

FIN No. 48 requires that, subsequent to initial adoption, a change in judgment that results in subsequent recognition, derecognition, or change in measurement of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the period in which the change occurs. FIN No. 48 also requires expanded disclosures, including identification of tax positions for which it is reasonably possible that total amounts of unrecognized tax benefits will significantly change in the next 12 months, a description of tax years that remain subject to examination by major tax jurisdiction, a tabular reconciliation of the total amount of unrecognized tax benefits at the beginning and end of each annual reporting period, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate, and the total amounts of interest and penalties recognized in the statements of operations and statements of assets and liabilities. FIN No. 48 is effective for fiscal years beginning after December 15, 2007, which is the year beginning July 1, 2008, for the Company. The Company does not believe the adoption of FIN No. 48 will have a material impact on its consolidated financial statement.

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. FASB Statement No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the potential impact of FASB Statement No. 157 on its consolidated financial statement.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115*, which provides the option of measuring eligible assets and liabilities at fair value for financial reporting purposes. FASB Statement No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Company does not believe the adoption of FASB Statement No. 159 will have a material impact on its consolidated financial statement.

In December 2007, the FASB issued FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51*. FASB Statement No. 160 improves the relevance, comparability, and transparency of the financial information that a company provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective beginning January 1, 2009, and will be applied prospectively when adopted, except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented. Early adoption is prohibited. The Company does not believe the adoption of FASB Statement No. 160 will have a material impact on its consolidated financial statement.

In December 2007, the FASB issued FASB Statement No. 141(R), *Business Combinations*, which replaces FASB Statement No. 141, *Business Combinations*. FASB Statement No. 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree,

recognizes and measures the goodwill acquired in the business combination, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement is effective beginning January 1, 2009. Early adoption is prohibited. FASB Statement No. 141(R) will be applied prospectively to business combinations occurring after the date of adoption. The Company is currently evaluating the potential impact of FASB Statement No. 141(R) on its consolidated financial statement.

In March 2008, the FASB issued FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133*. This statement establishes the disclosure requirements for derivative instruments and for hedging activities. This statement amends and expands the disclosure requirements of FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, with the intent to disclose how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. FASB Statement No. 161 is effective beginning January 1, 2009. This statement encourages, but does not require, comparative disclosures. The Company expects to adopt FASB Statement No. 161 on January 1, 2009. The Company does not believe the adoption of FASB Statement No. 161 will have a material impact on its consolidated financial statement.

2. SECURITIES OWNED

Marketable securities owned (at market value), held as of June 30, 2008, consist of unencumbered equity securities totaling $10,655,527 and equity securities held as collateral for employee payables totaling $190,054. Not readily marketable securities consist of the following investments, at estimated fair value:

	Collateral for Employee Payables	Unencumbered	Total
Warrants in publicly traded companies	$2,188,308	$3,450,732	$5,639,040
Privately held equity investments and limited partnerships	84,000	1,233,624	1,317,624
Restricted publicly traded equities	646,546	1,409,105	2,055,651
Convertible note of a publicly traded entity	100,000	100,000	200,000
Total not readily marketable securities	$3,018,854	$6,193,461	$9,212,315

3. TRADE AND NOTES RECEIVABLE — NET

Trade receivables primarily consist of investment banking-related transactions which are generally due within the next 12 months. The rollforward of the allowance for doubtful accounts for the year ended June 30, 2008, is as follows:

	Trade Receivable Allowance
Beginning balance — July 1, 2007	$ 17,289
Provision for doubtful accounts	
Ending balance — June 30, 2008	$ 17,289

Notes receivable consist of unsecured advances to employees totaling $469,091 and unsecured notes receivables totaling $34,713. The interest rate on the notes receivable have interest rates ranging from 2% to 8% per annum, as of June 30, 2008, and are due at various times.

4. INTANGIBLE ASSETS

Intangible assets as of June 30, 2008, included in other assets, comprise the following:

Internet domain name	$ 120,000
Less accumulated amortization	(26,000)
Total	$ 94,000

The estimated future amortization expense for the intangible asset (value of internet domain name) at June 30, 2008, is as follows:

Years Ending June 30	Intangible Assets Amortization
2009	$ 24,000
2010	24,000
2011	24,000
2012	22,000
Total	$ 94,000

5. INCOME TAXES

As a limited liability company, the Company is generally not subject to federal or state income taxes, and accordingly, no provision for income taxes has been made in the accompanying consolidated financial statement. The members are required to report their proportionate share of income on their individual tax returns.

6. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) employee savings plan that covers all full-time employees who are at least age 21 with six months or more of continuous service. The Company may match employee contributions at its sole discretion. The Company accrued employer contributions of $432,085 for the benefit plan year ended June 30, 2008, which were accrued as of June 30, 2008.

7. COMMITMENTS AND CONTINGENT LIABILITIES

Securities Sold but not yet Purchased — In the normal course of business, the Company sells equity securities not yet purchased, which are recorded as liabilities in the consolidated statement of financial condition. The Company is exposed to the risk that market price increases cause the ultimate obligation for such commitments to exceed the amount recorded in the consolidated statement of financial condition.

Settlement of Securities Transactions — The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Underwriting Transactions — In the normal course of business, the Company enters into various underwriting commitments. In the opinion of management, the settlement of transactions that were open as of June 30, 2008, relating to such commitments will have no material impact on the Company's consolidated financial condition.

Litigation — The Company is named as a defendant in various lawsuits in its normal course of business, including class action lawsuits, related to customer transactions. These lawsuits allege violations of federal and state securities laws and, in the aggregate, claim substantial damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in a material adverse effect on the Company's consolidated financial position.

Leases — The Company leases office facilities, furniture, and equipment under noncancelable operating leases having terms through 2012. Aggregate minimum commitments at June 30, 2008, under these leases are as follows:

Years Ending June 30	Amount
2009	$1,895,322
2010	1,717,838
2011	1,726,252
2012	973,441
Total	$6,312,853

Aggregate minimum commitments have not been reduced by minimum sublease rentals. There were no noncancelable subleases as of June 30, 2008.

Limited Partnership Investments — The Company has capital commitments in limited partnerships held in securities owned, not readily marketable, that have not been called as of June 30, 2008, totaling $90,000.

Indemnifications — In the normal course of its business, the Company indemnifies certain service providers, such as its clearing agent, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its affiliates or its customers. The potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statement for these indemnifications.

In the normal course of business, the Company may enter into underwriting agreements that may contain routine indemnification clauses. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that may have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. DERIVATIVE INSTRUMENTS

In the normal course of business, the Company acquires warrants in connection with its investment banking services for private and public companies and holds them for long-term investment purposes. These warrants represent the right to buy the underlying equity securities at specified prices and future dates. The Company's exposure to credit risk associated with counterparty nonperformance on the warrants, which are not exchange traded, is typically limited to the unrealized gains reported as assets associated with such contracts. The Company carries the investments at estimated fair value.

9. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. At June 30, 2008, the Company has net capital of $9,302,966 computed under the alternative method, which is $8,736,716 in excess of its required net capital. For purposes of the computation of net capital, the accounts of BTG have been included in the computation of net capital by the Company.

11. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and

the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

12. SUBSEQUENT EVENTS

Subsequent to June 30, 2008, the Company distributed $1,120,072 to its members in accordance with their percentage interest.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

August 19, 2008

Roth Capital Partners, LLC
24 Corporate Plaza
Newport Beach, CA 92660

In planning and performing our audit of the consolidated financial statement of Roth Capital Partners, LLC and subsidiaries (the "Company") as of June 30, 2008 (on which we issued our report dated August 19, 2008), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

END